FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

RECEIVED
2004 JUL -7 P 3:59
OFFICE OF INTER...
CORPORATE...

04035345

June 29, 2004

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

SUPPL

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada Stock Watch and Market News.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

dlw 7/8

PROCESSED
JUL 08 2004
THOMSON
FINANCIAL

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

File No. 82-3929

NEWS RELEASE

June 30, 2004

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to announce that it is granting incentive stock options to purchase a total of 793,000 common shares in its capital stock, at a price of $0.10 per share, exercisable on or before June 29, 2009. The options were granted pursuant to the company's incentive stock option plan, under which a maximum of 10 percent of the issued and outstanding common shares are reserved for issuance. Shares issuable upon exercise of the incentive stock options are subject to a 4 month TSX Venture Exchange hold period commencing on the date the incentive stock options are granted.

The closing price of the Company's shares on June 29, 2004 was $0.12.

The above is subject to acceptance by the TSX Venture Exchange.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172